Odyssey Science, Inc.

Financial Statements

From Inception through August 31, 2020
Un-audited

Odyssey Science, Inc.
Balance Sheet
August 31, 2020
Un-audited

ASSETS
Current Assets

Cash	$	804
Accounts receivable (net)		-
Prepaid expenses		-
Inventories (net)		14,188
Total Current Assets		14,992
Property and Equipment, net		-
Start-up costs		14,316
Intangible assets (net)		20,118
TOTAL ASSETS	$	49,426

LIABILITIES & EQUITY
Current Liabilities

Accounts payable	$	14,597
Accrued expenses and other liabilities		47,058
Total Current Liabilities		61,655
Common stock		40
Subscription receivable		(40)
Retained earnings (deficit)		(12,229)
Total Stockholders' Equity (Deficit)		(12,229)
TOTAL LIABILITIES and STOCKHOLDERS' EQUITY	$	49,426

The accompanying notes are an integral part of these financial statements.

Odyssey Science, Inc.
Statement of Operations
From Inception through August 31, 2020
Un-audited

Net revenue	$	3,749
Cost of revenue		1,372
Gross Profit		2,377
Selling, General, and Admininstrative		14,606
EBITDA		(12,229)
Other expenses:		
Depreciation		-
Amortization		-
Interest (net)		-
Total other expenses		-
Income (loss) before taxes		(12,229)
Income taxes		-
Net income (loss)	$	(12,229)

The accompanying notes are an integral part of these financial statements.

Odyssey Science, Inc.
Statement of Stockholders' Equity
From Inception through August 31, 2020
Un-audited

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Par Value			
Issuance of common stock	4,000,000	40.00			40
Subscription receivable		(40.00)			(40)
Net loss				(12,229.00)	(12,229)
Balance at August 31, 2020	4,000,000	$ -	$ -	$ (12,229)	$ (12,229)

The accompanying notes are an integral part of these financial statements.

Odyssey Science, Inc.
Statement of Cash Flows
From Inception through August 31, 2020
Un-audited

Cash Flows from Operating activities

Net income (loss)	$	(12,229)
Adjustments:		
Depreciation		-
Amortization		-
Increase (decrease) in cash resulting from changes in:		
Accounts receivable		-
Prepaid expenses		-
Inventories		(14,188)
Start-up costs		(14,316)
Accounts payable		14,597
Accrued expenses and other liabilities		47,058
Net cash provided (used) in operating activities		20,922

Cash Flows from Investing activities

Purchases of fixed assets		-
Intangible assets		(20,118)
Net cash provided (used) in investing activities		(20,118)

Cash Flows from Financing activities

Net proceeds from sale of stock		-
Net cash provided (used) in financing activities		-
Net increase (decrease) in cash		804
Cash at Beginning of Period		-
Cash at end of Period	$	804

The accompanying notes are an integral part of these financial statements.

ODYSSEY SCIENCE, INC.
NOTES TO FINANCIAL STATEMENTS FROM INCEPTION THROUGH AUGUST 31, 2020
1. DESCRIPTION OF BUSINESS

Odyssey Science, Inc. was incorporated in Delaware in 2020. The Company develops and distributes beauty and wellness products made with its patent pending ESP advanced manufacturing technology. Its products are sold currently online through its own web site. In the future additional sales channels will include Amazon, wholesale, and international distribution. The Company's revenues are derived primarily from operations in the United States.

The Company is located and headquartered in Swansea, MA.

Fiscal Year

The Company operates on a year end of December 31.

Risks and Uncertainties

The Company is subject to a number of risks similar to those of other companies of similar size in its industry, including, but not limited to, the need for successful development of products, the need for additional capital (or financing) to fund operating losses, competition from substitute products from larger companies, protection of proprietary technology, patent litigation, and dependence on key individuals.

The Company has limited operating history. The Company has incurred a net loss since inception through August 31, 2020 of $12,229. The Company expects to incur future additional losses. The Company losses will be funded by additional capital and founder contributions, if needed. The Company's long-term success is dependent upon its ability to successfully raise additional capital, market its existing products, increase revenues, and, ultimately, to achieve profitable operations. The Company's financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("US GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates

The preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expense during the reporting period. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, and makes adjustments when facts and circumstances dictate. These estimates are based on information available as of the date of the financial statements; therefore, actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash and cash equivalents. Cash and cash equivalents are recorded at cost, which approximates fair value.

Inventory
Inventories are stated at average cost. Total finished goods and component inventory amounted to $14,188 at August 31, 2020.

Intangible assets
Intangible assets consist primarily of costs related to its patent filings. Patents costs are amortized over the useful life of the patent.

Start-up Costs
Start-up costs represent primarily legal, trademark and other costs incurred to start the business.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. Under current law, net operating losses may be carried forward indefinitely. The Company is subject to franchise and income tax filing requirements in the States of Delaware and Massachusetts.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.   Revenues are generally recognized upon shipment of a sale. Unshipped orders are recorded as deferred revenues.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Research and Development

Research and development costs are expensed as incurred.

New Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020.

3. COMMITMENTS AND CONTINGENCIES

 The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

4. EQUITY

Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 10,000,000 (ten million) shares of Common Stock, $0.00001 par value per share. As of August 31, 2020, 4,000,000 common shares are issued and outstanding.

5. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through October 20, 2020, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.